

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

J. Scott Wolchko
Chief Executive Officer
Fate Therapeutics, Inc.
12278 Scripps Summit Dr.
San Diego, CA 92131

Re: Fate Therapeutics, Inc.
      Registration Statement on Form S-3
      Filed April 18, 2024
      File No. 333-278792

Dear J. Scott Wolchko:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Natalie Martirossian